UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

CHINA RECYCLING ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

168913101
(CUSIP Number)

October 29, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168913101

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY) Pucheng Xin Heng Yuan Biomass Power Generation Corporation
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) :
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 8,766,547
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,766,547
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,766,547
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.39%
12.		TYPE OF REPORTING PERSON FI

Item 1.

(a)	Name of Issuer:

China Recycling Energy Corporation

(b)	Address of Issuer's Principal Executive Offices

12/F, Tower A

Chang An International Building

No. 88 Nan Guan Zheng Jie

Xi An City, Shan Xi Province

China 710068

Item 2.

(a)	Name of Person Filing:

This statement is filed by Pucheng Xin Heng Yuan Biomass Power Generation Corporation with respect to the shares of common stock beneficially owned by Mr. Xueyi Dong, the sole shareholder of Pucheng Xin Heng Yuan Biomass Power Generation Corporation. Mr. Xueyi Dong is the beneficial owner (i.e., exercises all investment discretion and voting control) of the shares owned by Pucheng Xin Heng Yuan Biomass Power Generation Corporation.

(b)	Address of Principal Business Office or, if None, Residence:

The address of Pucheng Xin Heng Yuan Biomass Power Generation Corporation is No 505, Block A, Bei Shao Men, Shi Ji Jin Yuan Residential Quarter, No. 14 Wei Yang Road, Xi'an City, Shannxi Province, China 71004.

(c)	Citizenship:

Pucheng Xin Heng Yuan Biomass Power Generation Corporation is a limited liability company incorporated under the laws of People’s Republic of China. Mr. Xueyi Dong is a citizen of the People’s Republic of China.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

168913101

Item 3.	Not applicable

Item4.	Ownership:

See Items 5-9 and 11 on the Cover Page. The percentage ownership is based on 60,904,797 shares of Common Stock (the number of shares of Common Stock reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q for quarterly period ended September 30, 2013).

As reported on a Form 8-K filed on September 16, 2013 by the Issuer, the Pucheng Xin Heng Yuan Biomass Power Generation Corporation entered into a Biomass Power Generation Asset Transfer Agreement (the “Transfer Agreement”) with the Issuer’s wholly-owned subsidiary, Xi’an TCH. The Transfer Agreement provided for the transfer and sale, from the Pucheng Xin Heng Yuan Biomass Power Generation Corporation to Xi'an TCH, of a set of 12MW biomass power generation systems. As consideration for the biomass power generation systems, Xi'an TCH agreed to pay to the Pucheng Xin Heng Yuan Biomass Power Generation Corporation RMB 100,000,000 (approximately $16.48 million) in the form of 8,766,547 shares of the Issuer’s Common Stock, at a price per share of $1.87. The price per share was based on the closing price of the Issuer’s Common Stock on September 5, 2013 ($1.88).

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item8.	Identification and Classification of the Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2014

Pucheng Xin Heng Yuan Biomass Power Generation Corporation

	By:	/s/Xueyi Dong
Name: Xueyi Dong
Title: Authorized Representative